UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 20, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 20th, 2021

DATE, TIME AND PLACE: May 20th, 2021, at 11.30 am, by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Nardello, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise, Pietro Labriola and Sabrina Di Bartolomeo, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: To resolve on the issuance of debentures by the Company.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1.1) Approved, unanimously and without provisos, the second (2nd) issuance of simple debentures, non-convertible into shares, unsecured, in a single series of the Company (“Issuance” and “Debentures”, respectively) under a firm placement regime, pursuant to CVM Instruction 476, of January 16, 2009, as amended ("Restricted Offer" and "CVM Instruction 476", respectively), with the following terms and conditions that shall be included in the “Instrumento Particular de Escritura da 2ª (Segunda) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública com Esforços Restritos, da TIM S.A “ (“Indenture”), to be entered into by and between the Company and a financial institution, as the representative of the common interests of the Debentures holders ("Fiduciary Agent"):

(I) Use of Proceeds: Pursuant to article 2nd, paragraph 1st, of Law 12,431, as well as the Decree No. 8,874 and the CMN Resolution 3,947, the proceeds raised by the Company through the payment of the Debentures, will be used exclusively to finance the implementation, expansion, maintenance, recovery, adaptation and/or modernization of the transport network, and fixed and mobile network, data center, machine-to-machine communication

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. May 20th, 2021

network, 5G network or higher and infrastructure for virtualization of the telecommunications network, improving the quality and availability of services offered (“Project”), according to the terms to be provided in the Indenture;

(II) Placement and Procedure for Distribution: The Debentures will be subject to public distribution, with restricted sales efforts, under the Capital Markets Law, CVM Instruction 476, and other applicable provisions and regulations, under the firm placement regime for all the debentures, with the intermediation of a financial institution that is part of the securities distribution system, responsible for the distribution of the Debentures (“Lead Underwriter”), in accordance with the terms of the “Contrato de Coordenação e Distribuição Pública com Esforços Restritos de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, da 2ª (Segunda) Emissão, da TIM S.A .” (“Underwriting Agreement”), with the intermediation of the Lead Underwriter, with an exclusive target public of Professional Investors, as the meaning set forth in article 9-A of CVM Instruction No. 539, of November 13, 2013, as amended (“Professional Investors” and “CVM Instruction 539”, respectively), considering that investment funds and securities administrated portfolios which the investment decision is held by the same administrator shall be considered as one single investor, as per article 3, I of CVM Instruction 476. The Lead Underwriter may access, a maximum, of 75 (seventy-five) Professional Investors, being allowed the subscription or acquisition of the Debentures by only, at most, 50 (fifty) Professional Investors, as per article 3, of CVM Instruction 476;

(III) Distribution, Negotiation and Electronic Custody: The Debentures shall be deposited to (i) distribution in the primary market through the Asset Distribution Module - MDA ("MDA”), managed and operated by B3 S.A. Brasil, Bolsa, Balcão - Segmento CETIP UTVM ("B3"), provided that the distribution will be financially settled through B3; and (ii) trades and electronic custody on the second market through CETIP21 - Bonds and Securities, also managed and operated by B3, with the trades being financially settled and the Debentures held in electronic custody with B3. The Debentures may only be traded in regulated securities’ markets among qualified investors, under CVM Instruction 539 (“Qualified Investors”) after 90 (ninety) days have elapsed from the date of each subscription or acquisition by the Professional Investor, except, if any, the batch of Debentures subject of firm guarantee exercised by the Lead Coordinator, which may be negotiated regardless of the term hereof, however, (i) the purchaser of the Debentures subscribed by the Lead Coordinator, in the subsequent negotiation, shall observes the negotiation restriction of 90 (ninety) days referred to above, counted from the date of the exercise of the firm guarantee and the other applicable legal and regulatory provisions, and (ii) the Lead Coordinator observes the limits and conditions provided for in articles 2nd and 3rd of CVM Instruction 476 and the other legal provisions and applicable regulations, also observing the compliance, by the Company, of the

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. May 20th, 2021

obligations provided for in article 17 of CVM Instruction 476;

(IV) Term and Form of Subscription and Payment and Payment Price: The Debentures will be subscribed and paid through MDA, considering that the distribution shall be financially settled through B3 by, at most, 50 (fifty) Professional Investors, in cash, in local currency, at the subscription act, in the amount of the Unit Par Value, considering the “First Payment Date”, by means of the Indenture, as the first subscription and payment date of the Debentures. In case the payment occurs in more than one date, the debentures subscription price for which of the debentures that were paid up after the First Payment Date will be the Unit Par Value plus its respective Interest (as defined below) and Adjustment for Inflation (as defined below), calculated pro rata temporis from the first Subscription and Paying-In Date until the day of the effective Paying-In ("Paying-In Price”);

(V) Issuance Number: The Debentures represent the Company's second (2nd) issuance of debentures;

(VI) Total Issuance Value: The aggregate amount of the Issuance will be one billion and six hundred million reais (R$ 1,600,000,000.00), on the Issue Date (“Total Issuance Amount”);

(VII) Debentures quantity: one million and six hundred thousand (1,600,000) Debentures will be issued;

(VIII) Unit Par Value: The unitary par value of the Debentures, on the Issuance Date, will be one thousand reais (R$1,000.00) on the Issuance Date (“Unit Par Value”);

(IX) Series: The Issuance will be made in single series;

(X) Type, Form and Evidence of Ownership: The Debentures shall be issued in nominative and book-entry form, without issuing certificates or share certificates. For all legal purposes, the ownership of the Debentures will be evidenced through the account statement of deposit issued by the Settlement Bank and, in addition, a statement issued by B3 on behalf of the Debenture holder shall also be acknowledged as ownership evidence when such titles are under electronic custody of B3;

(XI) Convertibility: The Debentures shall be simple, not convertible into shares issued by the Company or interchangeable with shares of another company;

(XII) Type: The Debentures shall be unsecured, as set forth in article 58 of the Brazilian Corporations Law;

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. May 20th, 2021

(XIII) Issue Date: For all legal purposes, the Issue Date shall be the July 15, 2021 (“Issuance Date”);

(XIV) Term and Maturity Date: Except in case of Mandatory Early Redemption (as defined bellow), Optional Early Redemption (as defined bellow), Optional Acquisition, with the total cancellation of the debentures and/or Acceleration and Events of Default, the Debentures will have a maturity term of 7 (seven) years, counted from the Issuance Date so, therefore, the maturity date shall be on July 15, 2028 ("Maturity Date"), according to the Indenture, to the applicable legislation and administrative regulations, to Law 12,431 and to CMN regulation;

(XV) Adjustment for Inflation: The Unit Par Value of the Debentures or the Unit Par Value balance, as applicable, shall be adjusted for inflation (“Adjustment for Inflation”), from the First Payment Date on the Debentures until the full payment of the Debentures, in accordance with the accumulated variation of the Índice Nacional de Preços ao Consumidor Amplo (“IPCA”) monthly published by the Instituto Brasileiro de Geografia e Estatística – IBGE, calculated on a pro rata temporis basis by Business Days elapsed, based on a year of two hundred and fifty-two (252) Business Days, provided that the result of the Adjustment for Inflation shall be automatically incorporated to the Unit Par Value or to the Unit Par Value balance of Debentures, as applicable (“Updated Unit Par Value”), according to the formula to be described in the Indenture;

(XVI) Remunerative Interest: The Updated Unit Par Value the Debentures shall bear Remunerative Interest, based on a year of two hundred and fifty-two (252) Business Days, calculated exponentially and cumulatively, on a pro rata temporis basis, by Business Days elapsed, from the First Payment Date of the Debentures or the Interest payment date immediately preceding, as applicable, until the date of the effective payment, considering the information below:

A. The interest of the Debentures accrued on the Updated Unit Par Value of the Debentures will match the surcharge of 4.1682% by year, based on a year of two hundred and fifty-two (252) Business Days ("Remunerative Interest”).

B. Decrease of Interest. The Remunerative Interest may be automatically decreased, without any need of amendment to the Indenture, in case of the fulfilment of certain performance indicator(s) to be described in the Indenture ("Interest Decrease"), considering that (i) if none of the performance indicator(s) to be described in the Indenture is verified, no Interest Decrease shall be applied; (ii) the decreases may be applied cumulatively or alternatively, according to the fulfillment of the applicable performance indicator(s) described in the Indenture; and (iii) the maximum decrease

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. May 20th, 2021

of the Remunerative Interest may be twenty-five hundredths percent (0,25%).

The Remunerative Interest shall be calculated in accordance with the Indenture.

XVII. Payment of Interest: Except in case of Mandatory Early Redemption, Optional Early Redemption, Optional Acquisition and/or acceleration and events of default, as to be defined in the Indenture, the Interest payment will be made biannually, from the Issuance Date, being the first payment due on December 15, 2021 and the other payments due at every day 15 (fifteen) of the months of June and December of each year, until the Maturity Date (each date, a “Payment of Interest Date”).

(XVIII) Amortization of the Unit Par Value: Except in case of Mandatory Early Redemption, Optional Early Redemption, Optional Acquisition and/or acceleration and events of default, as to be defined in the Indenture, the Unit Par Value of the Debentures shall be amortized in successive annual payments, plus the respective and proportional Adjustment for Inflation, from the 5th (fifth) year on, always on June 15, being the first payment due on June 15, 2026 and the last payment due on the Maturity Date, as set forth in the table below:

Installments	Amortization Date	Percentage of Amortization of the Unit Par Value
1.	July 15, 2026	33.3333%
2.	July 15, 2027	33.3333%
3.	Maturity Date	33.3334%

(XIX) Scheduled Renegotiation: There shall be no scheduled renegotiation;

(XX) Optional Acquisition: In compliance with Law 12,431, after the lapse of 2 (two) years from the Issuance Date, the Company may acquire the Debentures, regarding to the article 13 of CVM Instruction 476, to article 55, paragraph 3rd, of Brazilian Corporations Law, and to CVM Instruction 620, dated of March 17, 2020, as amended (“CVM Instruction 620”) (“Optional Acquisition”);

(XXI) Optional Early Redemption: The Debentures will not be subject to optional early redemptions, total or partial;

(XXII) Mandatory Early Redemption: The Company shall proceed with the mandatory early

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. May 20th, 2021

redemption, being forbidden the partial early redemption, regarding to CMN 4,751 Resolution, Law 12,431 and other applicable legislation in case of IPCA Unavailability, according to the terms to be described in the Indenture, with the consequent cancellation of redeemed Debentures (“Mandatory Early Redemption”);

(XXIII) Optional Extraordinary Amortization: It will not be allowed, by the Company, extraordinary amortizations;

(XXIV) Early Optional Redemption Offer: The Company may, at its sole discretion, carry a redemption offer of the totality of the Debentures, regarding to the article 1st, paragraph 1st , item II, of Law 12.431, and considering the terms of the CMN Resolution 4.751 and other applicable legislation, which will be addressed to all Debenture holders, distinction, ensuring equal conditions to all Debenture holders to accept the redemption of Debentures they hold (“Early Optional Redemption”), according to the terms and conditions to be set forth in the Indenture;

(XXV) Right to Receive Payments: The payments to which the Debentures are entitled will be made by the Company on the day of their respective maturity, through B3, as the Debentures are electronically kept in B3, and in compliance with its procedures, or through the Debentures bookkeeper for the holders Debentures that are not electronically held in custody at B3;

(XXVI) Payment Local: The payments arising from the Debentures will be made by the Company, at its respective Maturity Date, through B3 system, as the debentures remain held in custody electronically at B3, and in accordance with its proceedings, or through the bookkeeper for the Debentures owners which its debentures are not electronically held in custody at the B3 system;

(XXVII) Events of Default: As detailed in the Indenture, in the event of certain occurrences there defined, the Fiduciary Agent, in its role of representing the Debenture holders, shall declare the acceleration of the Debentures and require immediately from the Company to pay the Updated Unit par Value, as applicable, increased by the Remuneration Interest, calculated pro rate temporis from First Payment Date or the Interest Payment Date immediately preceding, as applicable, until the date of the effective payment, in addition to the late charges and any other amounts eventually due by the Company, under the terms to be established in the Indenture, in the knowledge of the occurrence of any of the specific cases to be described in the Indenture and provided that the curing deadlines shall be observed, as applicable; and

(XXVIII) Other characteristics and Indenture approval: Other characteristics and conditions

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. May 20th, 2021

of the Issuance are detailed in the Indenture.

(1.2) The members of the Board of Officers and/or the attorneys-in-fact of the Company, are hereby authorized to perform all actions necessary to perform the Issuance and the Restricted Offer, including, but not limited to: (a) hire financial institutions to coordinate and to accomplish the distribution of the Debentures to the investing public; (b) enter into all agreements, documents and any amendments thereto within the scope of the Issuance and Restricted Offer and perform all acts necessary to carry out the Issuance, including, but not limited to the execution of the Indenture, the Distribution Agreement and the related Swap Agreement (“Confirmation”) with exclusive purpose of hedge with fixed cost of CDI + 0.95% per year; (c) hire legal advisors, fiduciary agents and any other service providers necessary to carry out the Issuance and the Restricted Offer, including, but not limited to, the Fiduciary Agent, settlement bank, bookkeeping, mandatory bank and legal advisors, who may, for this purpose, negotiate and sign the respective agreements; and (d) take all other appropriate measures for the execution of the Issuance and Restricted Offer now approved.

(1.3) In relation to the Issuance and the Restricted Offer, ratified the Lead Underwriter hiring, as well as all the other acts that may have be practiced by the Board of Officers until the date hereof.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 20th, 2021.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 20, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer